File No. 82-763

**SVENSKA CELLULOSA AKTIEBOLAGET SCA** (publ)
**Communications & Investor Relations**
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

| | |
|---|---|
| Date | 3 February 2004 |
| Company | Securities and Exchange Commission |
| Fax no | + 1 202-942 96 24 |
| To | Special Counsel/Office of International Corporate Finance |
| From | Peter Nyquist, Senior VP Communications & Investor Relations |
| No of pages (inclusive) | 2 |

04 FEB -3 PM 7:21

SCA

04012587

**Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763**

SUPPL

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "Lars Ramqvist denies re-election", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Peter Nyquist / Carin Posse

Encl.

**PRESS RELEASE**

File No. 82-763

**SVENSKA CELLULOSA AKTIEBOLAGET SCA** (publ)
**Communications and Investor Relations**
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA

# Lars Ramqvist denies re-election

After ten years as a member of the Board of SCA, Lars Ramqvist has informed the Nomination Committee that he desires to resign from the Board in conjunction with the Annual General Meeting this spring.

Stockholm, 3 February 2004
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

**For further information, please contact:**
Sverker Martin-Löf, chairman of the Nomination Committee. Phone: +46 8 788 5151.